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                             August 2, 2021

       Alex Tarrabain
       Chief Financial Officer
       CEN Biotech, Inc.
       300-3295 Quality Way
       Windsor, Ontario N8T 3R9

                                                        Re: CEN Biotech, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            File No. 0-5557
                                                            Filed March 12,
2021

       Dear Mr. Tarrabain:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2020

       Controls and Procedures, page 40

   1. You state on page 41, among other things, that management conducted "an assessment of the effectiveness of
the Company's internal control over disclosure controls and
                                                        procedures and
financial reporting" as of December 31, 2020, but your disclosures do not appear to disclose your
conclusion as to whether disclosure controls and procedures are effective or not.
Please provide us with proposed disclosure regarding disclosure controls and procedures to be
included in your June 30, 2021 Form 10-Q that clearly reflects your conclusion as to the
effectiveness of your disclosure controls and procedures as of June
                                                        30, 2021.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Alex Tarrabain
CEN Biotech, Inc.
August 2, 2021
Page 2

       You may contact Jenn Do at (202) 551-3743 or Kevin Vaughn at (202) 551-3494 with any questions.



FirstName LastNameAlex Tarrabain                       Sincerely,
Comapany NameCEN Biotech, Inc.
                                                       Division of Corporation
Finance
August 2, 2021 Page 2                                  Office of Life Sciences
FirstName LastName